

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Todd DuChene
General Counsel
Core Scientific, Inc.
210 Barton Springs Road
Suite 300
Austin, TX 78704

> **Re: Core Scientific, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2022**
> **File No. 333-266763**

Dear Mr. DuChene:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicolas H.R. Dumont